

20009308

IN

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5701 Golden Hills Drive

(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca Wysocki - (763) 765-2970

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

45 South 7th Street #3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Rebecca Wysocki _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Allianz Life Financial Services, LLC _____ , as

of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

<table>
<tr>
<td>
PATRICIA JEAN EVANS
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2025
</td>
<td>
_____
Signature

Chief Financial Officer
Title
</td>
</tr>
</table>

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Allianz Life Financial Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Allianz Life Financial Services, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2020

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	729,190
Securities owned, at fair value		37,432,126
Receivables from affiliates, net		24,829,588
Prepaid expenses		37,093
Total assets	$	63,027,997

Liabilities and Member's Equity

Payable to broker-dealers, net	$	24,944,646
Member's equity		38,083,351
Total liabilities and member's equity	$	63,027,997

See accompanying notes to Statement of Financial Condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Allianz Life Financial Services, LLC (the Company) is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz Life of New York), a wholly-owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Summary of Significant Accounting Policies

Basis of Presentation

Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2019. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash represent amounts held in depository institutions. Cash equivalents are investments in government money market funds and are carried at fair value.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are reported at fair value.

Receivables from Affiliates, Net

Receivables from affiliates, net, include receivables from Allianz Life, Allianz Life of New York, and Allianz Investment Management LLC (AIM) and payables to Allianz Life and Allianz Life of New York. The Company has elected to present these net and evaluate the receivable or payable position of each affiliate separately for the right to setoff. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 3 for further details on the nature of the transactions included in these agreements.

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority, Inc. for the review of the Company's advertising materials and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2019, $37,093 has been recognized within Prepaid expenses on the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers net receivables owed from broker-dealers in relation to canceled policies. The Company has elected to present these transactions net and evaluates the receivable or payable position for the right to setoff based on the individual agreement of each broker-dealer separately.

Intercompany Agreements

The Company has agreements with Allianz Life and Allianz Life of New York whereby the Company assigns receivables related to 12b-1 fees and investment income earned in exchange for the extinguishment of amounts owed from the Company to Allianz Life and Allianz Life of New York, which represents the reimbursement of expenses. Refer to note 3 for further detail on these agreements.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return.

The Company had no unrecognized tax benefits as of January 1, 2019 and December 31, 2019. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

(2)   Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 –   Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 –   Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

    (a)   Quoted prices for similar assets or liabilities in active markets.

    (b)   Quoted prices for identical or similar assets or liabilities in markets that are not active.

    (c)   Inputs other than quoted prices that are observable.

    (d)   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –   Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2019:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 182,935	182,935	—	—
U.S. government	32,122,669	32,122,669	—	—
Agencies not backed by the full faith and credit of the U.S. government	5,309,457	—	5,309,457	—
Total assets accounted for at fair value	$ 37,615,061	32,305,604	5,309,457	—

The Company does not have any Level 3 investments and did not have any in the prior year.

The Company does not have any financial instruments that are not measured at fair value as of December 31, 2019.

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

(a) *Valuation of Securities Owned, at Fair Value*

Cash equivalents are comprised of investments in government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

U.S. Treasury and U.S. Government Agency (which are not backed by the full faith and credit of the U.S. government) are comprised of fixed-maturity securities. The fair value of U.S. Treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. Government Agency securities is provided by third-party pricing services. U.S. Government Agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

(b) *Nonrecurring Fair Value Measurements*

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2019, there were no assets reported at fair value on a nonrecurring basis.

(3) Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services for Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company assigns its 12b-1 fee revenue to Allianz Life and Allianz Life of New York in exchange for the satisfaction of amounts owed to Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company, collect any service fees or distribution fees owed to the Company as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

At December 31, 2019, the net balance due to Allianz Life and Allianz Life of New York for the cash settlement on the transaction was $115,057 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

At December 31, 2019, the Company had receivables of $22,825,513 and $2,119,133 due from Allianz Life and Allianz Life of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees

of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. No intercompany payable or receivable existed at December 31, 2019.

The Company maintains an agreement with AIM, a wholly-owned subsidiary of Allianz Life, in which AIM agrees to provide investment management services for the Company's proprietary securities owned. No intercompany payable or receivable existed at December 31, 2019.

(4) Net Capital Requirement

The Company is required to maintain minimum net capital of $1,662,976 as of December 31, 2019. At December 31, 2019, the Company had net capital of $12,327,509, which was $10,664,533 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.02 : 1 at December 31, 2019.

(5) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(6) Subsequent Events

No material subsequent events have occurred since December 31, 2019 through February 14, 2020, the date at which the Statement of Financial Condition was issued, that would require adjustment to the Statement of Financial Condition. On January 31, 2020, the Company's parent, Allianz Life, approved a capital contribution in-kind of $752,257 to the Company.



SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
1667 K STREET, N. W., SUITE 1000
WASHINGTON, D.C. 20006-1620
(202) 371-8300
WWW.SIPC.ORG

December 17, 2018

TO: Securities Brokers and Dealers Who Have Claimed Exclusion From SIPC Membership for the fiscal year ended **December 31, 2018** under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA").

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, *during the ensuing 2019 fiscal year,* to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be returned in the enclosed return envelope, no later than 30 days after the new fiscal year.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC via **form@sipc.org.**

Sincerely,

SECURITIES INVESTOR
PROTECTION CORPORATION

Enclosures: SIPC-3
Return envelope

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☐ (ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below). 12-27-2018

X _____

Authorized Signature/Title   Date

SIPC-3 2019

8-

8-13630 FINRA DEC   01/11/1968
ALLIANZ LIFE FINANCIAL SERVICES LLC
ATTN ANNETTE MINOR
CORPORATE COMPLIANCE MANAGER
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3   FY 2019

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2019 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name

Business Address

Business Address continued

Business City/State/Zip

Phone Number

Fax Number

Email Address

Doing Business As (d/b/a)

Mailing Address

Mailing Address continued

Mailing City/State/Zip

Alternate Phone Number

Primary Contact



Report of Independent Accountants

To Management and the Board of Directors of Allianz Life Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allianz Life Financial Services, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of Allianz Life Financial Services, LLC for the year ended December 31, 2019, solely to assist the specified parties in evaluating Allianz Life Financial Services, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Allianz Life Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the Total Revenues amount of $380,260,643 reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to the Total Revenues amount of $385,141,812 reported on the Total Revenues line of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting the following differences of $1,008,808 of Investment income and $3,872,361 of Other income that were included in the total revenue in the Allianz Life Financial Services LLC's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 with the supporting schedules and working papers, as follows:

    a. Compared revenue from the sales of variable annuities of $380,193,620 to working papers provided by Isaac Alzen, Senior Financial Analyst, noting no differences.

    b. Compared revenue from the business of insurance of $67,023 to working papers provided by Isaac Alzen, Senior Financial Analyst, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 and in the related schedules and working papers obtained in procedure 2, as follows:

    a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $380,260,643 by summing the individual business activities through which revenue was earned, noting no differences



b. Recalculated the mathematical accuracy of the working papers supporting line item sales of variable annuities for the year ended December 31, 2019, noting no differences.

c. Recalculated the mathematical accuracy of the working papers supporting line item sales of insurance commissions and fees for the year ended December 31, 2019, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of Allianz Life Financial Services, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2020

2


pwc

Allianz Life Financial Services, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2019

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$380,193,620	Sale of variable annuities
$67,023	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$380,260,643	**Total Revenues**